EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – January 24, 2011 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that the Board of Directors has approved a plan for the early retirement of up to 260 Bezeq employees during 2011 (including completion of the early retirement plan for 2010) at an estimated cost of up to NIS 281.5 million, pursuant to the terms of the December 2006 labor agreement as amended in December 2010.

In light of the above, the Company is expected to record a provision in the above mentioned amount of NIS 281.5 million in its financial statements for the first quarter of 2011.